Bank of America Corp. Center 100 Tryon Street, 40th Floor Charlotte, NC 28202 +1 704 339 3100 Main +1 704 339 3101 Fax www.dechert.com

JEREMY D. FRANKLIN jeremy.franklin@dechert.com +1 704 339 3104 Direct +1 704 373 8113 Fax

September 30, 2014

VIA EDGAR

Mr. Asen Parachkevov

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Goldman Sachs Trust (the “Trust”)

SEC File Numbers 033-17619 and 811-05349

Dear Mr. Parachkevov:

This letter responds to the comments provided to me and Leah Schubert during our August 29, 2014 telephone conference, with respect to your review of Post-Effective Amendment No. 423 (“PEA No. 423”) to the Trust’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on July 17, 2014. PEA No. 423 was filed pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of registering shares of a new series of the Trust, the Goldman Sachs Long Short Fund (the “Fund”). We have reproduced your comments below, followed by our responses. Undefined capitalized terms used below have the same meaning as given in the Prospectus.

General

1.	Comment: Please provide Tandy Representations.

Response: Tandy Representations are attached hereto as Exhibit A.

2.	Comment: The anchor to footnote 1 to the “Shareholder Fees” table is currently located after “Maximum Deferred Sales Charge (Load) (as a percentage of the lower of original purchase price or sales proceeds).” Please move this anchor so that it appears after the “Class C” column header, as the footnote applies to Class C only.

Response: We have incorporated your comment.

3.	Comment: Please note that Form N-1A does not permit fee waivers or expense limitations to be reflected in the “Annual Fund Operating Expenses” table unless such waiver or limitation will remain in effect for no less than one year from the effective date of the registration statement. Please confirm that this requirement will be met, or delete the expense limitation line and corresponding footnote.

September 30, 2014 Page 2

Response: The Trust hereby confirms that the expense limitation arrangement described in the footnote to the “Annual fund operating expenses” table will remain in place for at least one year from the effective date of the registration statement.

4.	Comment: The “Principal Risks of the Fund” section includes a “Foreign and Emerging Countries Risk.” However, the “Principal Investment Strategies” section does not mention investments in emerging market countries. If the Fund will invest in emerging market countries as part of its principal investment strategy, please include a discussion of such investments in the “Principal Investment Strategies” section.

Response: The Fund may invest in emerging market countries as a principal strategy. Accordingly, the “Principal Investment Strategies” section has been revised as requested.

5.	Comment: In light of the Letter regarding Derivatives-Related Disclosures by Investment Companies from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management, to Karrie McMillan, Esq., General Counsel, Investment Company Institute (July 30, 2010), please consider revising the disclosure regarding derivatives in the “Principal Investment Strategies” section to more specifically describe the Fund’s expected investments, and remove any broad or over inclusive statements such as “[t]he Fund’s derivative investments may include….” Similarly, please consider revising the “Derivatives Risk” to include risks that are specific to the particular types of derivatives instruments in which the Fund expects to invest.

Response: The Trust hereby confirms that it believes the Fund’s derivatives-related disclosure is appropriate.

6.	Comment: In light of the risk disclosure regarding non-hedging foreign currency trading risk, to the extent that such trading would represent a principal strategy for the Fund, please include additional disclosure regarding such trading in the Fund’s principal strategy disclosure.

Response: The Fund’s “Principal Investment Strategies” section currently discloses that non-hedging foreign currency transactions, including currency forwards, may be part of the Fund’s principal investment strategy. Accordingly, no changes have been made in response to this comment.

September 30, 2014 Page 3

7.	Comment: The “Principal Investment Strategies” section states that the Fund will invest in “ETFs or other pooled investment vehicles including publicly traded partnerships (“PTPs”).”

a.	In light of these investments, please confirm whether “Acquired fund fees and expenses” should be included as a separate line item in the “Annual Fund Operating Expenses” table.

b.	Please confirm supplementally whether the Fund’s investments in “other pooled investment vehicles” is expected to include private funds. If the Fund will invest in private funds as part of its principal investment strategy, please confirm supplementally that these investments will be included in the Fund’s 15% limitation on illiquid securities. Additionally, please include a separate risk factor relating to investments in private funds.

Response:

a.	The Trust hereby confirms that its “Acquired fund fees and expenses” are not expected to exceed the threshold under Instruction 3(f)(i) of Item 3 of Form N-1A during its first fiscal year, and therefore disclosure of such fees and expenses as a separate line item in the Fund’s “Annual Fund Operating Expenses” table is not required.

b.	The Trust hereby confirms that the Fund’s investments in “other pooled investment vehicles” are not currently expected to include private funds. Accordingly, no changes have been made in response to this comment.

7.	Comment: Please explain supplementally why the Bank of America Merrill Lynch U.S. Dollar Three-Month LIBOR Constant Maturity Index (the “Index”) is appropriate for use as the Fund’s benchmark.

Response: In light of the Fund’s investment program, the Trust respectfully submits that the Index is an appropriate measure against which to compare the Fund’s performance. Item 27(b)(7) of Form N-1A (Instruction 5) defines an appropriate index as “one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The Index meets this definition, as the index is administered by an organization that is not an affiliated person of the Fund, the Fund’s investment adviser or the Fund’s distributor.

September 30, 2014 Page 4

8.	Comment: The “Investment Securities” chart indicates that the Fund may invest up to 25% of its total assets in master limited partnerships (“MLPs”). Please confirm supplementally whether investment in MLPs is part of the Fund’s principal investment strategy. If so, please add a description of such investments to the Fund’s “Principal Investment Strategy” section.

Response: The Fund’s “Principal Investment Strategies” section currently discloses that MLPs may be part of the Fund’s principal investment strategy. Accordingly, no changes have been made in response to this comment.

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September 30, 2014 Page 5

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (704) 339-3104 if you wish to discuss this correspondence further.

Best regards,

/s/ Jeremy D. Franklin

Jeremy D. Franklin

cc:	Matt Wolfe, Vice President and Assistant General Counsel, Goldman Sachs & Co.

Goldman Sachs Letterhead

Exhibit A

September 30, 2014

Mr. Asen Parachkevov

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Goldman Sachs Trust (the “Trust”)

SEC File Numbers 033-17619 and 811-05349

Dear Mr. Parachkevov:

On behalf of the Trust, it is hereby acknowledged that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in its Registration Statement and Post-Effective Amendments thereto under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended;

•	the action of the U.S. Securities and Exchange Commission (“SEC”) or its Staff in commenting on the Trust’s Registration Statement and Post-Effective Amendments thereto does not relieve the Trust from its responsibility for the adequacy and accuracy of the disclosure in its Registration Statement and Post-Effective Amendments thereto; and

•	the Trust may not assert SEC Staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/s/ Matt Wolfe

Matt Wolfe

Vice President and Assistant General Counsel, Goldman Sachs & Co.